UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

Maryland	33-0675505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

19500 Jamboree Road, Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NYSE American LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.    Description of Registrant’s Securities to be Registered.

On October 23, 2019, Impac Mortgage Holdings, Inc. (the “Company”) entered into a Tax Benefits Preservation Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), and the Board of Directors (the “Board”) of the Company have authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company to stockholders of record as of the close of business on November 5, 2019 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A-1 Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at an exercise price of $45.00 per one one-thousandth of a Preferred Share, subject to adjustment (the “Purchase Price”). Each Right is governed by the terms of the Rights Agreement.  The Rights Agreement specifying the terms of the Rights are incorporated herein by reference as exhibit to this current report. The following summary provides only a general description of the Rights Agreement and is qualified in its entirety by reference to such exhibit.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.

Purpose of the Rights Agreement

By adopting the Rights Agreement, the Board is helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the “Tax Benefits”).   In general, the Company may “carry forward” net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions. The Rights Agreement also has certain ancillary anti-takeover effects.

The Tax Benefits can be valuable to the Company.  However, the Company’s ability to use these Tax Benefits would be substantially limited and impaired if it were to experience an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder.  Generally, the Company will experience an “ownership change” if the percentage of the shares of Common Stock owned by one or more “five-percent shareholders” increases by more than 50 percentage points over the lowest percentage of shares of Common Stock owned by such stockholder at any time during the prior three year on a rolling basis.  The Rights Agreement reduces the likelihood that changes in the Company’s investor base have the unintended effect of limiting the Company’s use of its Tax Benefits.  As such, the Rights Agreement has a 4.99% “trigger” threshold that is intended to act as a deterrent to any person or entity seeking to acquire 4.99% or more of the outstanding Common Stock without the prior approval of the Board.   This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company’s stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. The Board believes it is in the best interest of the Company and its stockholders that the Company provide for the protection of the Tax Benefits by adopting the Rights Agreement.  The Board has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the Rights Agreement if the Board determines that doing so would not limit or impair the availability of the Tax Benefits or is otherwise in the best interests of the Company.

Issuance and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding share of Common Stock.  Until the Distribution Date (as defined below):

•                  the Rights will be evidenced by and trade with the certificates for shares of Common Stock (or, with respect to any uncertificated shares of Common Stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•                  new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated shares of Common Stock registered in book entry form, this legend will be contained in a notation in book entry); and

•                  the surrender for transfer of any certificates for shares of Common Stock (or the surrender for transfer of any uncertificated Common Stock registered in book entry form) will also constitute the transfer of the Rights associated with such Common Stock.

Distribution Date; Acquiring Person; Separation of Rights

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become separately tradable and exercisable only upon the earlier of:

(i)    ten business days  (or such later day as the Board may determine) following a public announcement that a person or group of affiliated or associated persons (collectively, an “Acquiring Person”) has acquired beneficial ownership of 4.99% or more of the outstanding Common Stock; or

(ii)   ten business days (or such later day as the Board may determine) following the announcement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

The date on which the Rights separate from the Common Stock and become exercisable is referred to as the “Distribution Date.”  As soon as practicable after the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Stock. Thereafter, such Rights certificates alone will represent the Rights.

The definition of “Acquiring Person” contained in the Rights Agreement contains several exemptions, including for (i) the Company or any subsidiary of the Company, (ii) any employee benefit plan of the Company or any subsidiary of the Company, or any person organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iii) any person who becomes the beneficial owner of 4.99% or more of the shares of the Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock by the Company or a stock dividend, stock split, reverse stock split or similar transaction, (iv) any person who becomes the beneficial owner of 4.99% or more of the shares of Common Stock of the Company then outstanding solely as a result of the initial grant or vesting of any options, warrants, rights or similar interest, (v) any Existing Holder (as defined below), (vi) any person who becomes the beneficial owner of 4.99% or more of the outstanding shares of Common Stock as a result of the acquisition of shares of Common Stock directly from the Company, as long as, prior to the acquisition of shares of Common Stock directly from the Company, the Company has been apprised in writing by such person of the number of shares of Common Stock beneficially owned by such person immediately prior to any such acquisition, and (vii) any person that the Board has affirmatively determined shall not be deemed an Acquiring Person.

The Rights Agreement also includes a procedure whereby the Board will consider requests to exempt certain acquisitions of Common Stock from the applicable ownership trigger if the Board determines that the requested acquisition will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits, or is in the best interests of the Company despite the fact it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability of the Tax Benefits.

Rights Holders Have No Rights as Stockholder Until Right Is Exercised

Until a Right is exercised, the holder of such Right will have no rights as a stockholder of the Company (beyond those possessed as an existing stockholder), including, without limitation, the right to vote or to receive dividends with respect to the Right.

Existing Holders

The Rights Agreement provides that any person or entity who otherwise would be an Acquiring Person on the date the Rights Agreement was adopted (each, an “Existing Holder”) will not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless such Existing Holder increases its beneficial ownership over such Existing Holder’s lowest percentage of ownership of the Common Stock after the adoption of the Rights Agreement, subject to specified exceptions.

Preferred Shares Purchasable Upon Exercise of Right

After the Distribution Date, each Right will entitle the holder to purchase, for $45.00 (the “Purchase Price”), one one-thousandth of a Preferred Share having economic and other terms similar to that of one share of Common Stock. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•                  not be redeemable;

•                  entitle holders to quarterly dividend payments of $0.00001 per share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•                  entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•                  have the same voting power as one share of Common Stock; and

•                  entitle holders to a per share payment equal to the payment made on one share of Common Stock  if the Common Stock is exchanged via merger, consolidation or a similar transaction.

“Flip-in” Rights

At any time after a Distribution Date has occurred, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon paying the Purchase Price and in lieu of a number of one one-thousandths of a share of Preferred Stock, Common Stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the Purchase Price of the Right.   However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.  Following the occurrence of an event set forth above, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

“Flip-over” Rights

In the event any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of the Company’s consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company that at the time of such transaction will have a market value equal to two times the Purchase Price of the Right.

Exchange of Rights

At any time after a person becomes an Acquiring Person, in lieu of allowing the “flip-in” to occur, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of the Common Stock (or, under certain circumstances, cash, property or other securities of the Company, including fractions of a share of preferred stock) per Right (subject to adjustment). Notwithstanding the foregoing, the Board may not conduct such an exchange at any time any person (other than the Company or certain entities affiliated with the Company) together with such person’s affiliates or associates becomes the beneficial owner of 50% or more of the Common Stock.

Redemption of Rights

At any time prior to a Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.  The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Expiration Date of the Rights

The Rights will expire on the earliest of:

•                  11:59 P.M. (New York City time) on October 22, 2022, the three-year anniversary of the adoption of the Rights Agreement;

•                  the time at which the Rights are redeemed or exchanged under the Rights Agreement;

•                  the final adjournment of the Company’s 2020 annual meeting of stockholders if stockholders fail to approve the Rights Agreement with a majority of the votes cast by holders of shares of Common Stock at the 2020 annual meeting of stockholders;

•                  the repeal of Section 382 or any successor statute, if the Board determines that the Plan is no longer necessary for the preservation of Tax Benefits;

•                  the beginning of a taxable year with respect to which the Board determines that no Tax Benefits may be carried forward; or

•                  such time when the Board determines that a limitation on the use of Tax Benefits under Section 382 would no longer be material to the Company.

Amendment of Rights

The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights prior to the Distribution Date.  Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to (i) cure any ambiguities, (ii) shorten or lengthen any time period pursuant to the Rights Agreement or (iii) make changes that do not adversely affect the interests of holders of the Rights.

Anti-Dilution Provisions

The Board may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock.

With certain exceptions, no adjustments to the Purchase Price will be made until the cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Terms of the Preferred Stock

2,500,000 shares of the Preferred Stock have been designated as Series A-1 Junior Participating Preferred Stock in Articles Supplementary previously filed with the State Department of Assessments and Taxation of Maryland on September 4, 2013.

This summary description of the Rights Agreement and the Articles Supplementary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Articles Supplementary, as applicable, which are attached hereto as Exhibits 4.1 and 3.1, respectively, and are incorporated herein by reference.

Item 2.    Exhibits.

3.1

Articles Supplementary of Series A-1 Junior Participating Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 4, 2013).

4.1

Tax Benefits Preservation Rights Agreement, dated as of October 23, 2019, by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 23, 2019).

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1

Articles Supplementary of Series A-1 Junior Participating Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 4, 2013).

4.1

Tax Benefits Preservation Rights Agreement, dated as of October 23, 2019, by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 23, 2019).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC MORTGAGE HOLDINGS, INC.

Date: October 23, 2019

	By:	/s/ Nima J. Vahdat
	Name:	Nima J. Vahdat
	Title:	General Counsel